HAWKEYE
GOLD CORPORATION

02 JAN 18 AM 8:50

August 10, 2001

02002601

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 93

NEWS RELEASE

SUPPL

RE: Non-brokered private placement

The Company has negotiated a non-brokered private placement of 384,616 special warrants at the price of $0.13 per special warrant, for gross proceeds of $50,000 (Cdn.).

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.18 for two years.

No finder fees are payable in connection with this financing.

The private placement is subject to regulatory acceptance.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

dw 1/25

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

July 31, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 91

HAWKEYE Completes Pre-Drill Geophysical Program on YANKEE Diamond Property

A detailed work program of ground magnetic surveys, which was previously announced on June 26, 2001, has been completed over three of eight kimberlitic targets discovered on the Company's YANKEE diamond property which HAWKEYE owns a 33 1/3 % interest and has the right to earn up to 50 per cent from its joint venture partner Major General Resources Ltd. (Major General). The YANKEE Property totals 90,000 acres and is strategically situated within the "Homerun Project", located on Victoria Island, Nunavut, Canada.

The three targets that had ground magnetic surveys completed over them are land based. The five remaining targets are located under small shallow lakes and the surveys were deferred due to dangerous ice conditions. Detailed magnetic surveys will be completed over the remaining five targets later this year. This work, which will take several days to complete, will provide the on-site geologists the detailed data needed to define the kimberlitic targets and determine the drill hole locations.

Results from the ground magnetic surveys completed over the three land based targets were consistent with previously completed airborne geophysical survey interpretations and with other proven kimberlite pipes in the area. One of the land based targets, PAR 14, is ovoid in shape measuring 400 metres by 600 metres and has an interpreted depth of 75-100 metres. Anomaly A-8 is about 75 metres in diameter with a target area of just over one acre. Anomaly A-1 shows some unclear magnetic patterns and further work is required before it is determined to be a kimberlitic anomaly.

Results of the year 2000 indicator mineral sampling program on lines 3-4 kilometres apart show the presence of kimberlitic garnets down ice from each of the eight magnetic anomalies noted above. Samples, which may be from 0.5 to 3 kilometres down-ice from the anomalies, contain from 1-11 kimberlitic grains each.

As kimberlites are the only magnetic units reaching surface through the thick sedimentary sequence on Victoria Island, it is highly likely that the source of these shallow magnetic targets is kimberlite.

To date, 16 kimberlites have been discovered on Victoria Island, of which 14 are diamondiferous, indicating the presence of an underlying fertile mantle and deep-seated kimberlites. These targets are supported by the presence of numerous kimberlitic indicator minerals. As the 8 targets that HAWKEYE has discovered to date are situated between fifteen and 20 kilometres from the known diamondiferous kimberlites, any new kimberlites discovered would be part of a large diamondiferous cluster.

HAWKEYE confirms that project-operator Major General has received confirmation from the Nunavut Mining Recorders Office that applications for drilling, campsite and water permits have been approved.

Further news will be forthcoming with regards to our anticipated summer work programs for the YANKEE Diamond Property.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

July 30, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 92

RE: TRI 1, TRI 2 and TRI 3 claims elapse

The Company 's TRI 1, TRI 2 and TRI 3 claims that are located 140 kilometers northwest of Yellowknife, Northwest Territories, Canada have been allowed to elapse.

The Company is focused and directing its energies towards the exploration and development of its primary project, the YANKEE Diamond Property, which is located on Victoria Island, Nunuvat, Canada.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

July 23, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 90

NEWS RELEASE

RE: Increase in dollar amount for Non-brokered private placement

Subsequent to a news release dated July 18, 2001 whereby the Company announced that it had negotiated a non-brokered private placement for $50,000, the Company is pleased to announce that this private placement has been increased to $90,000. Due to the increase, a total of 600,000 special warrants will be issued instead of 333,333 at the price of $0.15 per special warrant.

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.21 for two years.

No finders fee is payable in connection with this financing.

The private placement is subject to regulatory acceptance.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

July 18, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 89

NEWS RELEASE

RE: Non-brokered private placement

The Company has negotiated a non-brokered private placement of 333,333 special warrants at the price of $0.15 per special warrant, for gross proceeds of $50,000 (Cdn.).

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.21 for two years.

No finders fee is payable in connection with this financing.

The private placement is subject to regulatory acceptance.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

June 26, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 88

HAWKEYE Commences Pre-Drill Geophysical Program on YANKEE Property

Further to a news release dated May 25, 2001, whereby the Company and its joint venture partner Major General Resources announced that eight kimberlitic drill targets had been identified on the Company's YANKEE diamond property, HAWKEYE is pleased to announce that a four-man geophysical crew has been mobilized to the property and that a detailed work program of ground magnetic surveys has commenced. The YANKEE Property is strategically situated within the "Homerun Project" located on Victoria Island, Nunavut, Canada.

The geophysical crew will perform surveys over three of the kimberlitic targets which are land based. The remaining five targets located under small shallow lakes will be surveyed later this year. One of the land based targets, surveyed previously by airborne geophysics measures 400 metres wide and may be a bulls eye kimberlite target. Its interpreted depth of 75 metres will be checked by the ground survey.

The ground survey will provide the detailed data needed to define the kimberlitic targets. These results in turn will indicate drill hole locations which the Company will need for its anticipated summer drill program.

As kimberlites are the only magnetic units reaching surface through the thick sedimentary sequence on Victoria Island, it is highly likely that the source of these shallow magnetic targets are kimberlite.

To date 16 wide spread kimberlites have been discovered on Victoria Island, of which 14 are diamondiferous, indicating the presence of a fertile mantle and deep-seated kimberlites. These targets are supported by the presence of numerous kimberlitic indicator minerals. As the 8 targets are situated between fifteen and 20 kilometres from the known diamondiferous kimberlites, any new kimberlites discovered would be part of a diamondiferous cluster.

Permitting of drill and campsites is under way.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

02 JAN 18 AM 8:50

June 21, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 87

NEWS RELEASE

RE: Non-brokered private placement

The Company has negotiated a non-brokered private placement of 292,308 special warrants at the price of $0.13 per special warrant, for gross proceeds of $38,000 (Cdn.).

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.17 for two years.

The Company has agreed to use its best efforts to qualify the common shares and share purchase warrants to be issued on conversion of the special warrants for a four-month hold period by filing an Annual Information Form (AIF) with the British Columbia Securities Commission. The special warrants will automatically convert into common shares and share purchase warrants upon the Company filing an AIF. In the event that the Company does not file an AIF, the special warrants will convert into free trading shares and share purchase warrants after one year.

A finder's fee of $300 is payable in connection with $3000 of this financing.

The private placement is subject to regulatory acceptance.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

May 25, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP No: 42016T 10 0
NEWS RELEASE No: 86

EIGHT KIMBERLITE DRILL TARGETS DEFINED

Interpretation of the results of HAWKEYE's September 2000 work program on the YANKEE property, which the Company owns an option to acquire up to a 50% interest from its joint venture partner Major General Resources Ltd. (MGJ), has been completed. The YANKEE property is strategically situated within the **"Homerun Project" – Victoria Island Diamond Area Play,** located on Victoria Island, Nunavut, Canada.

The work has outlined eight kimberlitic drill targets in the northern portion of the property where detailed magnetic surveys were completed. Seven of these targets have a very shallow source while the eighth is interpreted to be about 70 metres deep. There is a high likelihood that the seven shallow targets are kimberlites as these are the only known sources of near surface magnetic material. Much of Victoria Island is covered by thick limestone sequences and only kimberlites are known to cut through these to surface. The eighth, deeper magnetic source may be a kimberlite or other mafic body.

On the YANKEE property of Victoria Island, any kimberlite intersected has a high probability of containing diamonds. To date, 16 kimberlites have been encountered nearby, 14 of which are diamondiferous. This indicates the presence of a highly fertile mantle which is known to provide both eclogitic and peridotitic kimberlite with diamond potential.

Till sampling resulted in the detection of kimberlitic indicator minerals down-ice from four of the eight magnetic anomalies. In addition, several other indicator minerals were located in portions of the YANKEE property which have not been flown by detailed helicopter magnetic surveys.

HAWKEYE's recommended 2001 summer work program on the YANKEE property will include: a) detailed ground magnetic surveys over the magnetic targets to accurately locate and better define these kimberlitic targets prior to drilling; b) a 10-12 hole drilling program totalling 2,000 metres to test the indicated kimberlitic targets; and c) a helicopter-borne magnetic survey to locate sources of the new indicator minerals found in the southern portion of the YANKEE property by last year's program.

HAWKEYE
GOLD CORPORATION

May 10, 2001

12g3-2(b):82-2435
Canadian Venture Exchange - HGO
CUSIP NO : 42016T 10 0
News Release No: 85

NEWS RELEASE

RE: Non-brokered private placement and options

The Company has negotiated a non-brokered private placement of 136,666 special warrants at the price of $0.15 per special warrant, for gross proceeds of $20,500 (Cdn.).

Each special warrant will be exchangeable into one common share in the capital of the Company and one common share purchase warrant exercisable for two years. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.19 for two years.

The Company has agreed to use its best efforts to qualify the common shares and share purchase warrants to be issued on conversion of the special warrants for a four-month hold period by filing an Annual Information Form (AIF) with the British Columbia Securities Commission. The special warrants will automatically convert into common shares and share purchase warrants upon the Company filing an AIF. In the event that the Company does not file an AIF, the special warrants will convert into free trading shares and share purchase warrants after one year.

No finder's fee is payable in connection with this financing.

The Company has also granted options to a director of the Company to purchase up to 65,000 shares in the capital of the Company at a price of $0.15 per share, exercisable until May 10, 2006

The private placement and granting of options are subject to regulatory acceptance.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

Greg Neeld
President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.